October 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

The Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Anuja A. Majmudar
Karina Dorin

Re:	Diamondback Energy, Inc.
Registration Statement on Form S-4
Filed September 13, 2018
File No. 333-227328

Ladies and Gentlemen:

Set forth below is the response of Diamondback Energy, Inc., a Delaware corporation (the “Diamondback”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 4, 2018 (the “Comment Letter”), with respect to the Registration Statement on Form S-4 filed by Diamondback with the Commission on September 13, 2018 (the “Form S-4”).

Diamondback is hereby filing Amendment No. 1 to the Form S-4 (the “Amendment”), addressing the Staff’s comments included in the Comment Letter. For the Staff’s convenience, Diamondback has set forth below each of the Staff’s comments included in the Comment Letter followed by the Company’s responses thereto. Please note that page references included in Diamondback’s responses below are to the pages of the Amendment containing revisions to the Form S-4 in response to the Staff’s comments.

Registration Statement on Form S-4

General

1.

We note that Article XII of the Amended and Restated Certificate of Incorporation for Diamondback Energy, Inc. includes an exclusive forum provision requiring that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the actions described in the article, including any “derivative action.” Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

500 West Texas, Suite 1200, Midland, Texas 79701, tel. (432) 221-7400/diamondbackenergy.com

United States Securities and Exchange Commission

October 10, 2018

In addition, under an appropriately titled risk factor and in the Comparison of Rights of Diamondback and Shareholders of Energen, please describe the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

Response: In response to the Staff’s comment, Diamondback added disclosure under the heading “Forum Selection” in the section entitled “Comparison of Rights of Stockholders of Diamondback and Shareholders of Energen” on page 190 of the Amendment, which summarizes the exclusive forum provisions of the respective charters of Diamondback and Energen that apply to adjudication of certain disputes, describing each such action and clarifying that these provisions do not apply to claims arising under the federal securities laws.

Further, in response to the Staff’s comment, Diamondback included a risk factor under the heading “Risk Factors—Risk Factors Relating to the Merger—The exclusive forum provisions contained in the Diamondback certificate of incorporation could limit the ability of stockholders to obtain a favorable judicial forum for certain disputes with Diamondback or its directors, officers or other employees” on page 50 of the Amendment.

Material U.S. Federal Income Tax Consequences of the Merger, page 168

2.

We note that you have filed “short-form” tax opinions as Exhibits 8.1 and 8.2. Please revise to clearly state that the disclosure in this section is the opinion of the respective counsels, identify each material tax consequence being opined upon and identify the tax counsels rendering each opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: Please see the revisions addressing the Staff’s comment appearing under the heading “Material U.S. Federal Income Tax Consequences of the Merger” on page 169 of the Amendment and the corresponding revisions made to the Exhibit 8.1 and Exhibit 8.2 opinions included with the Amendment.

United States Securities and Exchange Commission

October 10, 2018

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Teresa L. Dick

Teresa L. Dick

Chief Financial Officer and

Senior Vice President

cc:	Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP